FOR IMMEDIATE RELEASE

Contact:

     Patricia Sturms
     Abernathy MacGregor Frank
     (212) 371-5999

                       WHX CORPORATION PLACES $350 MILLION
                      SENIOR NOTES AND EXTENDS TENDER OFFER
                  IN CONNECTION WITH HANDY & HARMAN ACQUISITION


                  New York -- March 31, 1998 -- WHX Corporation (NYSE: WHX) announced today that it has entered into a definitive purchase agreement for the sale of $350 million principal amount of 10 1/2% Senior Notes due 2005 in a Rule 144A Private Placement to qualified institutional buyers. The net proceeds from the offering will be used to fund a portion of the purchase price of WHX's proposed acquisition of Handy & Harman (NYSE: HNH) and related transactions. As previously announced, WHX and Handy & Harman have entered into a merger agreement under which WHX's subsidiary, HN Acquisition Corp., has commenced a $35.25 per share cash tender offer for all outstanding shares of Handy & Harman. The Closing of the Rule 144A Private Placement offering is expected to occur on April 7, 1998 and is subject to customary terms and conditions for transactions of this type, including the successful completion of the tender offer for Handy & Harman shares.

                  WHX also announced that in order to comply with the SEC's requirement that the tender offer must remain open for at least five business days following the execution of the definitive purchase agreement, the expiration date of the tender offer has been extended until 12:00 midnight, New York City time, on Monday, April 6, 1998. The offer was scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 2, 1998. WHX has been advised by the depositary that 825,777 shares of Handy & Harman common stock have been tendered into WHX's offer as of the close of business on Monday, March 30, 1998.

                  The 10 1/2% Senior Notes due 2005 have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act of 1933 and applicable state securities laws or available exemptions from registration requirements.

                  WHX, indirectly through Wheeling-Pittsburgh Steel Corporation, operates the ninth largest domestic integrated steel business.